CERTIFICATE OF QUALIFIED PERSON

Gary Taylor, P. Eng.
AMEC Americas Limited
301 - 121 Research Drive
Saskatoon, SK, Canada S7N 1K2
Tel: (306) 477-1155 Fax: (306) 477-1161
gary.taylor@amec.com

I, Gary Taylor, P. Eng., am employed as a Manager of Mining with AMEC Americas Limited.

This certificate applies to the technical report entitled “NI 43-101 Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario” with an effective date of 14 July 2009.

I am a member of the Association of Professional Engineers of Saskatchewan and the Association of Professional Engineers of the Province of Manitoba. I graduated from McGill University with a M. Eng. (Mining) in 1973.

I have practiced my profession for 36 years. I have been directly involved in mine operations of mines, mine design and management of Feasibility Studies for gold, base metals, diamonds and other mining projects throughout my career.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101 for this report.

I visited the Young Davidson Property on May 20 and 21, 2008. I am responsible for the preparation of Sections 1 to 3, 4.1, 4.2, 4.4, 5, 6, 15, 17.8, 18.2 to 18.9, 18.11 to 18.13, 19, 20.1, 20.3, 20.4, 20.7 and 21.2 of the technical report entitled “NI 43-101 Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario” dated 27 August, 2009.

I am independent of Northgate Minerals Corporation as independence is described by Section 1.4 of NI 43–101.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and Sealed”
Gary Taylor, P. Eng.
Manager, Mining
Dated 27 August 2009

AMEC Americas Limited
301 – 201 Research Drive
Saskatoon, SK S7N 1K2
Tel (306) 477-5865
Fax (306) 477-1161

www.amec.com

CERTIFICATE OF QUALIFIED PERSON

Carl Edmunds, M.Sc., P. Geo.

I, Frederick Carl Edmunds, of 1115 Queens Avenue, West Vancouver, British Columbia, Canada, do hereby certify that:

I have shared supervision of the 2006-2008 exploration program completed at Young-Davidson, reviewed all the geologic data contained herein, and am responsible for the preparation of Sections 7 to 14, 17.1 to 17.6, 20.2, 20.5 and 21.1 of this report dated August 27, 2009 entitled: “NI 43-101 Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario”. I was most recently at the Young-Davidson Property from January 12 – 16th 2009, and October 3-10th 2008 inclusive.

I graduated from the University of Edinburgh in 1983 with a BSc (Honours) in Geology and then from Queens University, Kingston, Ontario in 1988 with an MSc in Mineral Exploration.

I am a Professional Geoscientist (PGeo) registered with the Association of Professional Engineers and Geoscientists of British Columbia, member #19724, and have been a member in good standing since 1992.

From 1985 until present I have been continuously employed as a Geologist in mineral exploration.

I am not independent of the issuer applying all tests in section 1.4 of National Instrument 43-101. I am employed by Northgate Minerals Corporation which is a producing issuer.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

To the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

I have read National Instrument 43-101 and Form 43-101F1, and the technical report has been prepared in compliance with that instrument and form.

Dated at Vancouver, British Columbia, the 27th day of August 2009.

“Signed and Sealed”
F.C. Edmunds

CERTIFICATE OF QUALIFIED PERSON

Jay C. Melnyk, P. Eng.
AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, BC V6B 5W3
Tel: (604) 664-3262 Fax: (604) 664-3057

I, Jay C. Melnyk, P. Eng., am employed as a Principal Mining Engineer with AMEC Americas Limited.

This certificate applies to the technical report entitled “NI 43-101 Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario” with an effective date of 14 July 2009.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from the Montana College of Mineral Science and Technology of Montana with a Bachelor of Science degree in Mining Engineering in 1988.

I have practiced my profession for nineteen years. I have been directly involved in mine design and scheduling of open-pit mines, equipment selection, material handling, long-range and short-range forecasting of gold deposits.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101 for this report.

I visited the Young Davidson Property on 27 May and 28 May, 2009. I am responsible for the preparation of Sections 17.7, 18.1, 20.4 and 21.2 of the technical report entitled “NI 43-101 Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario” dated 27 August, 2009.

I am independent of Northgate Minerals Corporation as independence is described by Section 1.4 of NI 43–101.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and Sealed”
Jay C. Melnyk, P. Eng.
Principal Mining Engineer
Dated 27 August 2009

AMEC Americas Limited
301 – 201 Research Drive
Saskatoon, SK S7N 1K2
Tel (306) 477-5865
Fax (306) 477-1161

www.amec.com

CERTIFICATE OF QUALIFIED PERSON

Lionel Magumbe, P. Eng.
AMEC Americas Limited
2020 Winston Park Drive, Suite 700
Oakville, ON, Canada L6H 6X7
Tel: (905) 829.5399 ext. 2787 Fax: (905) 829-3633
lionel.magumbe@amec.com

I, Lionel Magumbe, P. Eng., am employed as a Senior Process Engineer with AMEC Americas Limited.

This certificate applies to the technical report entitled “NI 43-101 Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario” with an effective date of 14 July 2009.

I am a member of Professional Engineers of Ontario and graduated in 1992 from Laurentian University in Ontario with a Bachelor’s degree in Metallurgical Engineering (B. Eng.). I also completed a Master of Applied Science (M. A. Sc.) degree in Mineral Resources Engineering at Laurentian University in 2002.

I have practiced my profession for 17 years. I have been directly involved in process plant operations for the first 15 years of my professional career in gold, platinum, nickel, cobalt and copper.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101 for this report.

I did not visit the Young Davidson Property. I am responsible for the preparation of Sections 16, 20.5 and 21.3 of the technical report entitled “NI 43-101 Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario” dated 27 August, 2009.

I am independent of Northgate Minerals Corporation as independence is described by Section 1.4 of NI 43–101.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and Sealed”
Lionel Magumbe, P. Eng.
Senior Process Engineer
Dated 27 August 2009

AMEC Americas Limited
301 – 201 Research Drive
Saskatoon, SK S7N 1K2
Tel (306) 477-5865
Fax (306) 477-1161

www.amec.com

CERTIFICATE OF QUALIFIED PERSON

Sheila Ellen Daniel, P.Geo.
AMEC Americas Limited
160 Traders Blvd East, Suite 110
Mississauga Ontario Canada, L4Z 3K7
Tel: (905) 568-2929 Fax: (905) 568-1686
sheila.daniel@amec.com

I, Sheila E. Daniel. P.Geo., am employed as Head, Environmental Management / Associate Geoscientist with AMEC Americas Limited.

This certificate applies to the technical report entitled “NI 43-101 Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario” with an effective date of 14 July 2009.

I am a member of Professional Geoscientist in the Province of Ontario (Reg. # 0151). I graduated from McMaster University in 1990 with a M.Sc. and University of Western Ontario with a B.Sc. (Honours).

I have practiced my profession for nineteen years. I have been directly involved in environmental consulting related to mining covering all phases of mineral development. A significant portion of this has related to environmental support for the engineering and construction of mining projects including baseline studies, environmental approvals and reclamation costing.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101 for this report.

I visited the Young Davidson Property March 31, 2007, October 2, 2007 and May 13, 2008. I am responsible for the preparation of Sections 4.3, 4.5, 18.10, 20.6 and 21.4 of the technical report entitled “NI 43-101 Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario” dated 27 August, 2009.

I am independent of Northgate Minerals Corporation as independence is described by Section 1.4 of NI 43–101.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and Sealed”
Sheila E. Daniel. P.Geo.
Head Environmental Management Associate Geoscientist
Dated 27 August 2009

AMEC Americas Limited
301 – 201 Research Drive
Saskatoon, SK S7N 1K2
Tel (306) 477-5865
Fax (306) 477-1161

www.amec.com